UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

JUNE 29, 2010

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        NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

Company Announcement

28 June 2010

Reduction of the share capital and holding of own shares (28 June 2009)

At Novo Nordisk’s ordinary general meeting on 24 March 2010, it was decided to reduce the company’s B-share capital from DKK 512,512,800 to DKK 492,512,800 by cancellation of part of the company’s portfolio of own B shares at a nominal value of DKK 20,000,000 divided into 20,000,000 B shares of DKK 1 each.

Today, Novo Nordisk has registered the final implementation of the reduction of the share capital with the Danish Commerce and Companies Agency and cancelled nominally DKK 20,000,000 B shares. After the reduction of the share capital, the company’s share capital is nominally DKK 600,000,000, which is divided into an A share capital of nominally DKK 107,487,200 and a B share capital of nominally DKK 492,512,800.

Holding of own shares

In the company’s stock exchange announcement no 33/2010 released earlier today it was stated that Novo Nordisk A/S (NYSE: NVO) and its wholly-owned affiliates as per 28 June 2010 owned 37,836,872 of its own B shares of DKK 1, corresponding to a total nominal value of DKK 37,836,872 or 6.1% of the total share capital.

Following the cancellation of nominally DKK 20,000,000 (20,000,000 shares) of the company’s own B shares Novo Nordisk A/S and its wholly-owned affiliates now own 17,836,872 of its own B shares. This corresponds to a total nominal value of DKK 17,836,872 or 3.0 % of the total share capital.

The reduction in the share capital will not affect Novo Nordisk’s share repurchase programme which will continue as previously announced.

Company Announcement no 34 / 2010				Page 1 of 2

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR no: 24256790

Novo Nordisk is a global healthcare company with 87 years of innovation and leadership in diabetes care. The company also has leading positions within haemophilia care, growth hormone therapy and hormone replacement therapy. Headquartered in Denmark, Novo Nordisk employs approximately 29,650 employees in 76 countries, and markets its products in 179 countries. Novo Nordisk’s B shares are listed on NASDAQ OMX Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com.

Further information:

Media:	Investors:

Outside North America Mette Kruse Danielsen Tel: (+45) 4442 3883 mkd@novonordisk.com	Outside North America: Klaus Bülow Davidsen Tel: (+45) 4442 3176 klda@novonordisk.com

Kasper Roseeuw Poulsen Tel: (+45) 4442 4471 krop@novonordisk.com

In North America: Sean Clements Tel: (+1) 609 514 8316 secl@novonordisk.com	In North America: Hans Rommer Tel: (+1) 609 919 7937 hrmm@novonordisk.com

Company Announcement no 34 / 2010				Page 2 of 2

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR no: 24256790

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: JUNE 29, 2010	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer